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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                              Sodak Gaming, Inc.
                    --------------------------------------
                               (Name of Issuer)


                        Common Stock, $.001 par value
                    --------------------------------------
                        (Title of Class of Securities)


                                 833777 10 5
                    -------------------------------------
                                (CUSIP Number)


                                   7/23/98
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (continued on following page(s))

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                                                               Page 2 of 4 pages

                                 SCHEDULE 13G
                                 ------------


CUSIP NO.   833777 10 5
            ---------------------------------

1.   NAME OF REPORTING PERSON: Roland W. Gentner


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)   [___]
                                                            (b)   [___]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION


                        5.   SOLE VOTING POWER 2,314,738. (1)
        NUMBER OF
          SHARES
       BENEFICIALLY     6.   SHARED VOTING POWER   0 .
         OWNED BY
           EACH
         REPORTING      7.   SOLE DISPOSITIVE POWER   2,314,738. (1)
          PERSON
           WITH
                        8.   SHARED DISPOSITIVE POWER  0 .


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,314,738 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                 [___]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.1%


12.  TYPE OF REPORTING PERSON*
     IN


(1) Includes 55,688 currently exercisable options to purchase shares of common stock.


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                                                               Page 3 of 4 pages

ITEM 1(a).  Name of Issuer
            --------------
            Sodak Gaming, Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------
            5301 S. Highway 16
            Rapid City, SD 57701

ITEM 2(a).  Names of Persons Filing
            ---------------------
            Roland W. Gentner

ITEM 2(b).  Address of principal business office
            ------------------------------------
            5301 S. Highway 16
            Rapid City, SD 57701

ITEM 2(c).  Citizenship
            -----------
            United States of America

ITEM 2(d).  Title of Class of Securities
            ----------------------------
            Common Stock, $.001 par value

ITEM 2(e).  CUSIP Number
            ----------------------------
            833777 10 5

ITEM 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-
            2(b), check whether the person filing it is a:   Not applicable
            --------------

ITEM 4.     Ownership
            ---------
            (a)  Amount beneficially owned   2,314,738.

            (b)  Percent of class 10.1% .

            (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote SEE #5 OF COVER PAGE.


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                                                               Page 4 of 4 pages

                 (ii)  shared power to vote or to direct the vote  0 .

                 (iii) sole power to dispose or to direct the disposition of
                       SEE #7 OF COVER PAGE.

                 (iv) shared power to dispose or to direct the disposition of 0 .


ITEM 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------
            Not applicable

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person
            ---------------------------------------------------------------
            Not applicable

ITEM 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            -------------------------------------------------------------
            Not applicable

ITEM 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------
            Not applicable

ITEM 9.     Notice of Dissolution of Group
            ------------------------------
            Not applicable

ITEM 10.    Certification
            -------------
            Not applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 1999



                                       -----------------------------------
                                       Roland W. Gentner